May 14, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Kathleen Collins

Edwin Kim

Kathleen Krebs

Division of Corporation Finance

Re:	King Pubco, Inc.

Registration Statement on Form S-4

Filed April 8, 2021

File No. 333-255121

Ladies and Gentlemen:

On behalf of our client, King Pubco, Inc. (“Pubco” or the “Registrant”), we submit this letter setting forth the responses of the Registrant to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 7, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Registrant on April 8, 2021 (the “Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 to the Registration Statement.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 1 to the Registration Statement.

Cover Page

1.

Please revise the cover page so that the focus is less on the mechanics and legal description of the transactions and more on highlighting that you have entered into a business combination transaction with Maple Holdings Inc. (“KORE”). Clearly disclose the maximum cash and King Pubco, Inc. (“Pubco”) common shares the equity holders of KORE may receive and the total number of Pubco common shares and warrants to be issued to the equity holders of Cerberus Telecom Acquisition Corp. (“CTAC”). In addition, disclose the PIPE transaction that will occur concurrently with the business combination and the minimum cash condition to the transactions.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page.

Questions and Answers

What equity stake will current stockholders of KORE and the PIPE Investors hold in Pubco after the closing?, page 11

2.

We note that you disclose the equity stake of stockholder groups assuming no redemption by CTAC’s public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by CTAC’s public stockholders.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant question and answer on page 14 to disclose the pro forma equity stake of stockholder groups assuming maximum redemption by CTAC’s public stockholders.

What conditions must be satisfied to complete the business combination?, page 12

3.

Please clarify that closing conditions, including the PIPE investment, may be waived by the parties. Further, clarify how you will notify shareholders if the closing conditions are waived or if the PIPE investment is materially altered.

Response:

In response to the Staff’s comment, the Registrant has added disclosures on pages 14, 47, 89, 102 and 132 to state that the closing conditions to the business combination, including the minimum available cash condition (the satisfaction of which is dependent on the consummation of the PIPE investment), may be waived or modified by KORE and/or CTAC. The Registrant confirms that it is aware of its obligation to file a post-effective amendment to the Registration Statement or a Current Report on Form 8-K, as appropriate, to reflect any facts or events (including waivers and amendments) arising after the effective date which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, including any such facts or events regarding the PIPE investment. In the event that any such fundamental change occurs, a post-effective amendment to the Registration Statement or Current Report on Form 8-K, as appropriate, will be filed to reflect any such fundamental changes. In addition, to the extent required under applicable law, the Registrant would also re-solicit approval of the transaction related proposals by CTAC shareholders.

What happens if a substantial number of public shareholders vote in favor of the business combination proposal..., page 15

4.

Please briefly explain the minimum cash consideration amounts and clarify that the amount of SPAC share redemptions does not affect the number of Pubco shares issuable or cash paid to KORE shareholders.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant question and answer on page 18 to specify the minimum cash conditions and the impact of redemptions on consideration payable to KORE shareholders.

How Does the Sponsor Intend to Vote on the Proposals?, page 16

5.

In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please disclose the percentage of non- affiliated public shares that are needed to approve the merger by majority vote assuming all CTAC outstanding shares are voted and assuming only a quorum of CTAC shares are present.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant question and answer on page 19 to indicate the percentage of non-affiliated public shares that are required to approve the merger by majority vote assuming all CTAC outstanding shares held by the Sponsor are voted and assuming only a quorum of CTAC shares are present.

Summary of the Proxy Statement/Prospectus Information About KORE, page 20

6.

We note your disclosure here of Adjusted EBITDA. Please revise to disclose the comparable GAAP measure of net loss with equal or greater prominence. Similar revisions should be made to the disclosures in the Information about KORE’s business section. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non- GAAP Compliance and Disclosure Interpretations.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosure on pages 23 and 215.

Participation in 5G Adoption, page 25

7.

In your risk factors section, you discuss the risks and challenges related to the shift from older technology such as 2G or 3G to 5G mobile technology. Please clarify the current state of this transition in the industry and with your customers. Clarify the extent to which you currently derive revenue from 5G, 4G, and older 2G or 3G devices and connections.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 72.

The Parties, page 28

8.

Please add a section to describe your SPAC Sponsor as a party to the business combination and clarify its affiliation with Cerberus Capital Management. Further, please clarify if any PIPE investor is anticipated to be a principal stockholder post-business combination.

Response:

The Registrant acknowledges the Staff’s comment and has added disclosure on page 32 regarding the SPAC Sponsor.

Further, it is anticipated that through its investment in the PIPE, Spring Creek Capital LLC, an affiliate of Koch Strategic Platforms, LLC, will be a principal stockholder of Pubco following completion of the business combination. Please refer to page 287 of the Registration Statement for relevant disclosure.

The Business Combination Proposal, page 29

9.

Please consider adding a section here or in your Q&A section that describes the sources and uses of cash similar to the disclosure provided on page 163, but accounting for both no and max redemption scenarios.

Response:

The Registrant acknowledges the Staff’s comment and has added a new question and answer in the Q&A section on page 12 regarding the sources and uses of cash for funding the Transactions, accounting for both no and max redemption scenarios.

10.

Please clarify that the Pubco warrants will contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, and $0.10 warrant if the share price is between $10 and $18 per share. Consider adding a risk factor as well.

Response:

The Registrant acknowledges the Staff’s comment and has added the relevant disclosure on pages 36 and 118 and an additional risk factor on page 94 related to warrant redemptions.

Company Holders Support Agreement, page 30

11.

You indicate that, pursuant to the Company Holders Support Agreements, certain KORE Stockholders agreed to obtain written consent approving the Merger Agreement and the Transactions as soon as reasonably practicable after effectiveness of this registration statement. Tell us who will provide the written consents, their relationship to KORE and the voting power represented by their interests in KORE. Also tell us the number and nature of KORE holders who will be not providing written consents.

Response:

The Registrant acknowledges the Staff’s comment and has added the relevant disclosure on page 33 and 34.

Risk Factors

KORE’s management has identified internal control deficiencies..., page 82

12.

We note your discussion of significant deficiencies and potential material weaknesses identified in connection with the preparation of your financial statements. Please revise to clarify what remains to be completed in your remediation plan if anything. Also, disclose how long you estimate it will take to complete your remediation plan and any material costs you have, or expect to incur.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 86.

The provision of Pubco’s amended and restated certificate of incorporation requiring exclusive forum…, page 101

13.

Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 106 regarding the enforceability of the exclusive forum provision.

Certain Forecasted Financial Information for KORE, page 156

14.

On page 159, you indicate the board viewed public trading multiples of total revenues and adjusted EBITDA of benchmark companies as “as the most relevant financial metrics to assist in the valuation of KORE.” Please explain the basis for the belief that the enterprise value over total revenues and adjusted EBITDA multiples were the most relevant financial metrics and clarify whether the board considered other valuation methods or other financial projections from management. Further, please clarify whether the board received other financial projections, such as the ones mentioned on page 148.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 166.

15.

With respect to your benchmark companies multiples provided in the tables on page 159, you note such information is based on data gathered on March 15, 2021, including from annual and quarterly reports and other sources such as Bloomberg and IBES Estimates. We note that annual and quarterly reports contain historical information, while IBES Estimates and other sources contain future estimates of performance or value. Please clarify how the benchmark data was calculated and if the enterprise value was based on current or recent market prices or projections to 2022, and similarly if the revenue and adjusted EBITDA were based on historical information, company or analyst projections for 2022, or projections determined by your board with consultation with your advisors.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 166.

16.

We note the revenue projections for KORE show an acceleration of revenue growth for up to 24% by 2025. Please provide the basis for these revenue growth projections, including how they relate to past performance, and the assumptions used by KORE management for why they believe these growth rates were appropriate.

Response:

As detailed on page 164 of the Registration Statement and defined in the response to Comment 17 below, KORE’s Go Forward Connections (average connections in a year) cohort grew by 23.3% in 2020 as compared to 2019 and KORE expects this same cohort to grow by 34.7% in 2021 as compared to 2020. Similar continued growth of Go Forward Connections is expected and is consistent with KORE’s revenue projections through 2025 and is based on KORE’s expectations and assumptions with respect to underlying IoT market growth, sales productivity, and customer churn.

Additionally, as provided in forecasts included in KORE’s investor presentations, the growth of IoT Solutions is expected to accelerate over time. KORE entered the IoT Solutions market in 2018 and has had limited time to develop and market its IoT Solutions offerings to its connectivity-only customers. KORE is also investing in developing and expanding its IoT Solutions offerings. For example, only seven of KORE’s top 30 customers currently buy IoT Solutions from KORE, the rest of the 23 are connectivity-only customers. KORE has already experienced increased success in developing and marketing its IoT solutions to its existing customer base and as its IoT Solutions portfolio continues to mature, the growth of its IoT Solutions product line is expected to accelerate.

As described in the response to Comment 17 below, Go Forward Connections are defined to exclude the impact of connections lost as a result of the integration of the Raco, Wyless and other acquisitions, which were lost primarily in the 2014-2017 period.

17.

We note that the projections include Total Connections and Go Forward Connections. Please provide a more detailed explanation of what these terms mean. For example, it is not clear whether these metrics refer to the number of carriers, customers or devices that connect to your platform for connectivity services. We note that these metrics are not discussed in the disclosure about KORE’s business or in KORE management’s discussion and analysis.

Response:

The Registrant acknowledges the Staff’s comment and added additional disclosure on page 164.

U.S. Federal Income Tax Considerations, page 169

18.

You indicate that you intend for the Pubco Merger to qualify as a tax-free F Reorganization. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comment and an opinion of counsel regarding the qualification of the Pubco Merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, will be filed as Exhibit 5.2 to the Registration Statement. The form of this opinion has been filed. The Registrant has also revised the tax disclosure to reference this opinion.

Information about KORE Overview, page 196

19.	Please revise to disclose the actual number of customers and devices for each reported period.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on pages 23 and 215.

Customers and Key Partners, page 203

20.

You disclose that KORE’s largest customer comprises approximately 17% of KORE’s total revenues for fiscal year 2020. Please advise us whether Pubco will be substantially dependent upon KORE’s agreements with this customer, pursuant to Item 601(b)(10) of Regulation S-K. Similarly, you describe “strategic technology, development, and marketing relationships with several of [KORE’s] customers and partners.” Please clarify if any of these relationships involve material agreements or generate material amounts of revenue or expenditures, either directly or through reseller or distribution agreements. If so, please describe the terms of such agreements.

Response:

The Registrant acknowledges the Staff’s comment regarding KORE’s largest customer comprising approximately 17% of KORE’s total revenues for fiscal year 2020. The Registrant does not believe the master agreement governing the business relationship between KORE and its largest customer is subject to a filing under Item 601(b)(10)(ii)(B) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Registration Statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is one that ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

KORE is party to a master services agreement with its largest customer, and the Registrant believes that such agreement would be deemed to be made in the ordinary course of business. The master services agreement simply establishes the legal framework under which KORE may sell products and services to its largest customer—there are no minimum purchase amounts or other exclusivity requirements under the agreement, and the agreement also includes termination provisions and provisions that allow either party to elect not to renew the agreement after the expiry of its current term. Actual sales to KORE’s largest customer are made through, and governed by a broad number of standardized purchase orders, which set forth the description, quantity, price and delivery terms for each particular order. Under such arrangement, KORE’s largest customer issues purchase orders on a regular basis, and each order is accepted by the Registrant on a standalone basis. The purchase orders do not provide for any long-term supply commitments. As a result, the purchase orders are made in the ordinary course of business and the Registrant is not “substantially dependent” on any particular purchase order with its largest customer, nor does any purchase order qualify under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K.

The Registrant also acknowledges the Staff’s comment regarding the Registrant’s reference to “strategic technology, development, and marketing relationships with several of [KORE’s] customers and partners.” The Registrant advises the Staff that KORE does not have long-term contracts with any of its technology, development and marketing partners. The Registrant has removed this statement from the Registration Statement as it was not meant to describe any material arrangement, but rather to describe that KORE has strong relationships with its customers and other partners.

At present, all arrangements that KORE maintains with its customers are the sort of customary, ordinary course contractual arrangements that are commonly utilized by businesses that offer products and services in the communications industry, including the type of master service agreements and purchase order arrangements described above. The Registrant will continue to monitor the significance of contracts that KORE may enter into, including with its largest customer, and file any such contracts when and if the Registrant determines that they are required to be filed under Item 601(b)(10) of Regulation S-K.

KORE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 209

21.

You disclose that customer churn is an important driver for your revenue. Further, you include various metrics in your investor presentation located on your website, such as churn from go-forward customers, one time churn, number of connected devices, percent of revenue that is recurring, top 25 customer CAGR, growth in SIM count, average SIM count, and growth in total contract value of wins. Please tell us what consideration was given to including a quantified discussion of these or any other key metrics used by management. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release No. 33-10751.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 232 to the result of operations incorporating commentary on revenue with growth in number of connected devices, Total Connections and average Total Connections.

The other metrics quoted from the investor presentation are not KPIs that management tracks on an ongoing basis and represent one-time analyses performed in the context of the transactions contemplated in the Registration Statement. Such metrics are single data points and are not useful in evaluating the Registrant’s ongoing operating performance on a go-forward basis.

22.

We note disclosure regarding the implementation of your strategic plan, which includes the costs to re-write your core technology platform and expenses incurred to design certain new IoT solutions and “go-to-market” capabilities. Please revise your Overview section to discuss this plan in more detail and the impact it has had, and is expected to have, on trends in your operations. Lastly, revise your results of operations discussion to quantify any impact, if material. Refer to Item 303 of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 229.

Results of Operations for the Years Ended December 31, 2020 and 2019, page 213

23.

You attribute the changes in certain revenue and expense line items over the reporting periods to multiple factors. Where multiple factors are cited, please expand your discussion of the results of operations to quantify the amount attributed to each underlying factor that you identified. Please refer to Section III.D of SEC Release No. 33-6835.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 229.

Liquidity and Capital Resources, page 215

24.

Please revise your discussion of future liquidity and capital resource requirements to analyze material long term cash requirements from known contractual and other obligations. Specify the type of obligation and the relevant period for the related cash requirements, discuss the anticipated source of funds needed to satisfy such obligations and any reasonably likely material changes in the mix and relative cost of such resources. Refer to Item 303(b)(1) of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 235 and 236.

Non-GAAP Financial Measures, page 217

25.

We note your non-GAAP measure excludes costs related to transformation expenses. Please provide additional information as to what types of expenses are included in this adjustment. Also, tell us how you considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when adjusting for these expenses given the nature of your business.

Response:

The Registrant acknowledges the Staff’s comment and respectfully advises that it has considered and applied the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures when adjusting for these expenses. The following costs classified as “transformation expenses” are not normal, recurring, cash operating expenses necessary to operate KORE’s business, and therefore are appropriate items for reconciliation as part of the Registrant’s presentation of Adjusted EBITDA per Question 100.01.

Rather, the expenses identified as transformation expenses are comprised of discrete expenses related to board-approved initiatives that required specific investments in order to transform KORE from a business primarily focused on providing IoT connectivity services to its clients to a global enterprise focused not only on providing IoT Connectivity, but also IoT Solutions and Analytics services. These initiatives, part of a multi-period finite transformation program, were approved by the board of directors of KORE in 2018. Since the approval of the transformation plan by KORE’s board in 2018, the aforementioned transformation expenses have been excluded for the purposes of calculating Adjusted EBITDA for monthly, quarterly and annual financial reporting to KORE’s board of directors, for the purposes of calculating and paying management annual bonuses, and for financial reporting to KORE’s creditors under its credit agreements. Moreover, these transformational expenses are characterized by a finite investment to stand-up these solutions and analytics capabilities, as demonstrated below.

For these reasons, the Registrant believes identifying and reconciling these items as part of its presentation of Adjusted EBITDA better enables management, investors, analysts, lenders and other market participants to understand the specific investments and investment horizon necessary to achieve these transformations, which ultimately allows for these stakeholders to evaluate KORE’s business performance and to more meaningfully compare costs on a normalized run-rate basis.

The following chart demonstrates the investment horizon for these transformational expenses, all of which relate to the specific initiatives identified above and detailed further below:

$million	2019A	2020A	2021E	2022E	2023E	2024E	2025E
Transformation Expenses	8.9	7.3	7.6	4.5	—	—	—

Further detail on what KORE characterizes as transformation expenses is provided below:

•	KORE’s re-write of its main customer facing system, its Connectivity Platform (“KORE One”)

The main operational customer facing system used by KORE is its connectivity management platform “Connectivity Pro”. In preparing the transformation plan, KORE determined that its connectivity management platform “Connectivity Pro” would be inadequate to support its needs and to integrate with a complimentary IoT Solutions and Analytics offering. Therefore, KORE decided to embark on a program to build an entirely new platform, “KORE One”, a system that would enable KORE to introduce new functionality to its customers:

	2019	2020
Discrete Functionality Built Each Year

(1)   KORE One Foundation and Architecture for IoT Connectivity

(2)   KORE One Foundation and Architecture for Analytics and IoT Solutions

(3)   New eCommerce web-front product for Connectivity and IoT Solutions

(4)   New IoT Security Product

(5)   New eSIM Product

(6) Cellular network as a services product (cloud native hyper-core) (7) Fleet Management Product Features Build (8) New multi-IMSI Product (9) Connected Health Product

KORE One has been partially rolled out and is expected to be fully deployed by 2022. KORE does not expect to re-model such the system in the foreseeable future. These costs are finite and were incurred solely as a result of a discrete initiative to modernize KORE’s platform architecture, features and functions.

This initiative is expected to conclude in 2022, after which all associated costs will be treated as recurring operating costs and will not be included as a component of the transformation expense adjustment to Adjusted EBITDA.

•	IoT Solutions Products

In connection with the initiative related to entering markets for IoT Solutions and Analytics, KORE incurred expenses to develop and deploy these offerings and new products as well as recruited an IoT Solutions leadership team and support staff.

	2019	2020
Key Strategic Market Repositioning Areas	(1) IoT deployment services* delivery capability build (including leadership recruiting, building process maps, IT support systems and IT Solution architecture)	(2) IoT Solutions market facing artifacts (including product datasheets, deployment architecture, and marketing materials)

While the IoT Solutions business is complimentary to KORE’s existing IoT Connectivity business, its customers have distinctly different requirements, which required significant upfront investment to support. The Registrant believes these costs are necessary, finite, and transformative as IoT Solutions customers have distinctly different requirements than pre-existing KORE IoT Connectivity customers.

This initiative is expected to conclude in 2022, after which all associated costs will be treated as recurring operating costs and will not be included as a component of the transformation expense adjustment to Adjusted EBITDA.

•	Strategic Market Repositioning

Historically, KORE’s market positioning was connectivity only. KORE personnel, processes and technologies were similarly focused only on connectivity. This initiative seeks to fundamentally change KORE’s market positioning, including associated internal investments and other changes required to support this repositioning. The scope of these investments ranged from a brand refresh of KORE, including a new website and logo, to building required internal go-to-market capabilities.

The Registrant classifies only start-up costs as transformation expenses. These costs are considered over and beyond the requirements of a traditional connectivity business and have transformed KORE into a market leading, global enabler of IoT providing IoT Connectivity, IoT Solutions and Analytics.

	2019	2020
Key Strategic Market Repositioning Areas

(1)   KORE brand repositioning (including new website and logo)

(2)   Sales force re-organization – Pyramid 1 Capability buildout

(3)   Customer Success Capability Build (for high complexity Integrated Connectivity, IoT Solutions and Analytics) support

(4) Sales force re-organization – Pyramid 2 Capability buildout (5) Customer Success Capability Enhancements

This initiative is expected to conclude in 2021, after which all associated costs will be treated as recurring operating costs and will not be included as a component of the transformation expense adjustment to Adjusted EBITDA.

26.

We note your discussion of acquisition and integration-related restructuring costs in your measure of Adjusted EBITDA. Please provide a breakdown of the type and amount of specific costs included in the adjustment. To the extent material, revise management’s discussion and analysis to provide the disclosures required by SAB Topic 5.P.4 for your restructuring activities and include the disclosures required by ASC 420-10-50-1 in your financial statements.

Response:

The Registrant acknowledges the Staff’s comment and advises that it has considered the guidance set forth in ASC 420, Exit or Disposal Cost Obligations (“ASC 420”) and SAB Topic 5.P.4. The Registrant has accounted for severance expenses incurred under ASC 420 as one-time employee termination benefits. Severance expenses totaled $0.8 million and $0.5 million for the years ended December 31, 2019 and 2020, respectively. The Registrant does not consider these amounts material for the purposes of disclosure as required by ASC 420 and SAB Topic 5.P.4.

The Registrant hereby provides the additional detail requested by the Staff with respect to the “acquisition and integration-related restructuring costs” that are included as part of the Registrant’s reconciliation to Adjusted EBITDA on page 237:

$million	2019	2020	Key Comments
Acquisition transactional expenses	1.3	1.5

•  Costs in each year are legal, accounting diligence / Quality of Earnings (QoE) fees, valuation and search expenses

•  2019 expenses relate primarily to acquisition of Aspider

•  2020 expenses relate primarily to the acquisition of Integron

Acquisition systems and process related integration	1.5	0.6

•  Costs in each year include professional services costs related to ERP system integrations and migrations, data migration, and integrating finance processes and charts of accounts for acquisitions

•  2019 expenses relate primarily to acquisition of Aspider

•  2020 expenses relate primarily to the acquisition of Integron

Acquisition synergies	2.3	1.8

•  Following historical acquisitions, KORE identified duplicative costs were eventually eliminated or expected to be eliminated in the near future. Such costs include certain redundant software support expenses, duplicative employee positions, and duplicative facility expenses

•  2019 and 2020 expenses relate to systems related synergies and costs of integration from the acquisition of Wyless

Severance and retention bonuses	1.2	1.4	• Discrete costs related to employee severance and retention bonuses attributed to historical acquisitions and building the current management team
Total	6.3	5.3

27.	To the extent there are any material offsetting amounts included in your “other adjustment” line item, please disclose the types and amounts of items that comprise this line item.

Response:

The Registrant respectfully advises the Staff that the amounts included in the “other adjustment” line item within KORE’s Non-GAAP Financial Measures do not include any material offsetting amounts. Specifically, the largest dollar value of an individual line item within the “other adjustment” line item on an absolute value basis is $435,000, which KORE’s management considers immaterial.

Unaudited Pro Forma Combined Financial Information Introduction, page 238

28.

We note that the analysis of the relative voting rights for purposes of determining the accounting acquirer in this transaction excludes the CTAC warrants, which are not exercisable and are out of the money at the date of the business combination. Please address the following:

•	Further explain your basis for excluding the CTAC warrants. In this regard, while they are not currently exercisable, they become exercisable within 30 days of a business combination.

Response:

The Registrant acknowledges the Staff’s comment and respectfully refers the Staff to page 271 of the Form S-4 and the terms of Section 3.2 of Exhibit 4.4, Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant, in Amendment No. 2 to the Form S-1 for Cerberus Telecom Acquisition Corp. as filed on October 19, 2020:

“A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a Business Combination, and (ii) the date that is twelve (12) months from the date of the closing of the Offering.”

As described in the Form of Warrant Agreement, the CTAC Warrants are exercisable at the later of 30 days after the Closing of the Business Combination and 12 months after the closing of CTAC’s initial public offering, which occurred on October 26, 2020. The Registrant anticipates the business combination will close at the end of June or early in July 2021. Using the estimated closing date of June 30, 2021, CTAC’s management estimates the CTAC warrants will not be exercisable for nearly four months following the Closing and therefore excluded the CTAC warrants from the evaluation of the relative voting rights when determining the accounting acquirer in the business combination.

•	Tell us how you determined that the warrants were out of the money at the business combination date, as that date has not yet occurred.

Response:

The Registrant respectfully advises the Staff it has revised the disclosure on page 257 to remove the statement regarding the status of the CTAC warrants being out of the money as the date of the business combination has not yet occurred.

•	If the warrants were to be considered in your analysis, tell us whether that would change your conclusion under either the minimum or maximum redemption scenario and if not explain why not.

Response:

The Registrant respectfully advises the Staff that inclusion of the CTAC warrants in the analysis would not change the conclusion of the accounting acquiror under either the minimum or maximum redemption scenario. We believe the CTAC warrants should be included in the relative voting rights test only if they are in-the-money and are currently vested and exercisable into shares of Pubco at the date of the business combination. As indicated above, since it is expected that the CTAC warrants will not be exercisable for nearly four months following the Closing and it is uncertain and unascertainable whether the CTAC warrants would be in-the-money at the time they become exercisable, we do not believe the CTAC warrants should be factored into the relative voting rights test.

Notwithstanding the foregoing, if the Registrant evaluated relative voting interest on a fully diluted basis, making an assumption the CTAC warrants are in-the-money and would be exercised and therefore be included in the Registrant’s analysis of relative voting rights:

•

Under the minimum redemption scenario, no individual group holds a majority of voting rights and CTAC would hold the largest minority voting interest holding at 42.3%. KORE would hold the second largest minority voting interest holding at 35.0%.

•

Under the maximum redemption scenario, no individual group holds a majority of voting rights and KORE would hold the largest minority voting interest holding at 40.6%. CTAC would hold the second largest minority voting interest holding at 33.0%.

If the warrants were included in the evaluation of relative voting rights in the minimum redemption scenario, management still believes based on an analysis of the factors in ASC 805-10-55-12 as well as other factors, KORE would be the accounting acquirer as follows:

Factors to analyze accounting acquirer	Analysis assuming CTAC Warrants counted in CTAC voting rights percentage[1]
Which entity transfers cash or other assets, or incurs liabilities to effect the business combination?	CTAC transfers cash to effect the business combination. This factor favors CTAC as the accounting acquirer.

Which entity issues equity interest to effect the business combination?	CTAC transfers equity interests to effect the business combination. This factor favors CTAC as the accounting acquirer.

Which entity’s owners as a group retained or received the largest portion of the voting rights in the combined entity?	CTAC would hold the largest single minority voting interest, thus this factor favors CTAC as the accounting acquirer. When excluding the CTAC warrants the relative ownership percentage of the combined company is KORE at 38.3% and CTAC at 36.8%.

Which entity’s single owner or organized group of owners holds the largest minority voting interest in the combined entity. For example, if one investor holds 40.0% and other 60.0% is widely dispersed, then the one investor is assumed to have control.	A subset of KORE shareholders maintains the largest individual interest in Pubco. The largest individual investors include ABRY Partners, the majority investor of KORE, holds the single largest interest in the combined entity at 23.4%. The next largest single investors are Koch – Spring Creek Capital LLC (a PIPE investor) at 11.1% and Cerberus Telecom Acquisition Holdings LLC at 8.1%. Notwithstanding the fact that ABRY Partners holds the single largest interest in the combined entity, because ABRY Partners and Cerberus Telecom Acquisition Holdings LLC each have rights to appoint two board members and designate three independent board members, this factor does not favor either KORE or CTAC as the accounting acquirer.

Which entity controls/appoints the Board of Directors?	Board representation is neutral upon Closing but favors KORE upon the first two rotations of Board Members (i.e., 2 CTAC board members and 1 KORE board member have terms expiring in one year and 2 CTAC board members and 1 KORE board member have terms expiring in two years). Because the legacy KORE board members will have a longer tenure, this factor favors KORE as the accounting acquirer.

What is the composition of the senior management of the combined entity?	KORE’s existing senior management team will comprise senior management of Pubco, including the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer. This factor favors KORE as the accounting acquirer.

What are the terms of the exchange of equity interests?	CTAC is paying a small (6.5%) premium over the pre-combination fair value (being $1,014 consideration versus $952 million pre-combination fair value) of the equity interests of KORE. This 6.5% premium is small compared to typical acquisition premiums and therefore this factor factors CTAC as the accounting acquirer but is a weak indicator.

[1]

It is expected that the CTAC warrants will not be exercisable for nearly four months following the Closing and it is uncertain and unascertainable whether the CTAC warrants would be in-the-money at the time they become exercisable, we do not believe the CTAC warrants should be factored into the relative voting rights test. They are added above in response to the above question only.

Which entity’s relative size is significantly larger than the other combining entity?	In comparison with CTAC, KORE has significantly more revenues and total assets and will comprise the operations of the combined company. This factor favors KORE as the accounting acquirer.

Other factors?	The operations of Pubco will primarily represent operations of KORE, the name of the combined entity will be KORE Group Holdings, Inc., the ticker symbol of the combined company will be KORE and Pubco will assume KORE’s headquarters. These other factors favor KORE as the accounting acquirer.

Conclusion:	Management concluded, based on the preponderance of factors, KORE is the accounting acquirer.

While ASC 805 does not provide guidance on weighing of the factors summarized above, we generally believe that relative voting rights, the composition of the governing body and the senior management team are the factors that are most closely related to the concept of control and thus would provide the most determinative indication of which entity is the accounting acquirer. While the relative voting rights favor CTAC (although we note that CTAC does not have a majority of the voting rights), the composition of the governing body and the senior management team favor KORE. Therefore, in the minimum redemption scenario, the Registrant’s conclusion that KORE represents the accounting acquirer remains when considering the CTAC warrants in the Registrant’s overall analysis (all of the abovementioned factors) to determine the accounting acquirer.

The conclusion of KORE being the accounting acquirer strengthens if there are any redemptions, since as redemptions increase, the relative voting rights increasingly favor KORE. Since the conclusion even with zero redemptions is that KORE is accounting acquirer, the conclusion remains the same under the maximum redemption scenario.

•	Tell us whether any of the PIPE investors would be considered related parties to either KORE or CTAC and if so, how this was considered in your analysis.

Refer to ASC 805-10-25-5.

Response:

The Registrant respectfully advises the Staff that one individual PIPE investor would be considered a related party to CTAC, whose PIPE investment adds a 0.4% interest in Pubco. This investor was considered in the analysis to determine which party has a majority or largest minority interest in the combined company. The consideration of this investor had no impact on the conclusion reached.

29.

We note your pro forma financial statements have been prepared assuming CTAC shareholders holding 13.9 million of the public shares will exercise their redemption rights; however, it appears that 24.7 million shares are subject to redemption. Please revise both here and throughout the filing to clarify whether you have additional financing available to ensure you will meet the cash requirements of the Merger or confirm whether the Merger will not be consummated if more than 54% of CTAC shareholder’s opt to redeem their shares. Also, to the extent necessary, revise to provide additional pro forma information that give effect to additional redemptions and financing. Refer to Article 11- 02(a)(10) of Regulation S-X.

Response:

The Registrant acknowledges the Staff’s comment and confirms that if more than 54% of CTAC’s shareholders duly exercise their redemption rights and if KORE and its subsidiaries have no freely available cash at Closing, the business combination will not be consummated unless the minimum cash condition is waived by both CTAC and KORE. The Registrant does not currently have any additional financing arrangements available to permit the minimum available cash requirement to be met if redemptions exceed 54%. This has been reflected accordingly in the pro forma financial statements and on pages on pages 13, 14, 15, 18, 58, 59, 170 and 258 where the maximum redemption scenario is referenced.

30.

Please disclose the per share exchange ratio for KORE common stock, Series C preferred stock, warrants and options and the total number of Pubco shares being issued for each. Refer to Article 11-02(a)(8) of Regulation S-X.

Response:

The Registrant acknowledges the question and respectfully advises the Staff it has revised the disclosure on page 264 to disclose the per share consideration transferred of 139.15 and 150.00 shares of Pubco Common Stock in exchange for KORE common stock and KORE Series C preferred stock, respectively.

Beneficial Ownership of Securities, page 268

31.	Please provide the beneficial ownership of KORE prior to the business combination.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 287.

Maple Holdings Inc. Audited Financial Statements

Consolidated Statements of Operations, page F-28

32.

We note that hardware revenue exceeded 10% of total revenue in fiscal 2020. Please revise to separately present revenue and related cost of revenue for products sales in your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.

Response:

The Registrant respectfully advises the Staff that, as disclosed in the Revenue Recognition section of Note 2 of KORE’s consolidated financial statements, hardware sales may be included in certain of its IoT Solutions arrangements. Customers entering IoT arrangements typically acquire hardware from KORE in addition to obtaining other services, particularly IoT deployment services due to the convenience of obtaining all IoT related products and services from a single vendor. KORE rarely sells hardware on a standalone basis (i.e., to customers who do not engage KORE for any other services), and such sales are an immaterial portion of KORE’s total revenues. This serves KORE’s strategic objectives by increasing customer retention and “stickiness” since it eases its customers’

IoT-related procurement efforts and customers would generally need to replace KORE with multiple replacement vendors. KORE’s hardware business is neither a distinct business unit nor operated as a standalone line of business. Instead, hardware is considered an ancillary offering within KORE’s IoT Solutions line of business.

Although KORE is subject to S-X.5.03(b), the Registrant believes that separate disclosures of revenue and cost by the type of sales on its statement of operations would not fairly and accurately depict how management operates and manages each line of business (Connectivity and IoT Solutions) as a whole. Separate disclosure would not be meaningful to users of the financial statements since it would not reflect the way KORE manages its businesses. Also, the Registrant believes that the disclosure of a profit margin related to the sale of goods that could be derived from this presentation would give undue emphasis to such sales, since hardware sales are considered ancillary to the overall IoT Solutions line of business. As a result, the Registrant believes that the current presentation best reflects the economic substance of the business.

33.

We note that your cost of revenue excludes depreciation and amortization expense and that you also present a gross profit subtotal which excludes the effects of these expenses. Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re- label the cost of revenue line item throughout the filing where necessary to indicate that it excludes depreciation and amortization. MD&A should be revised to reflect the impact of any reclassification in your financial statements.

Response:

The Registrant acknowledges the Staff’s comment and has accordingly removed the gross profit subtotal from the statements of operations, re-labeled the cost of revenue line item throughout the filing to reflect the exclusion of depreciation and amortization, and clarified the exclusion of depreciation and amortization in total cost of revenues within the ‘Components of Results of Operations’ section of MD&A.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-33

34.

You disclose that your connectivity contracts are generally short-term in nature (i.e., month-to-month arrangements). Please reconcile this information with your disclosure on page 198 that certain of these contracts are multi-year contracts with automatic renewals. Also, disclose any cancellation or termination provisions in your contracts, such as the ability to cancel without substantive fees or costs.

Response:

The Registrant respectfully advises the Staff that it has revised the disclosure on pages 25 and 217 to remove reference to “multi-year contracts with automatic renewals” and instead updated to “long-term customer relationships.” This language was intended to convey long-term customer relationships versus contracts as KORE’s contracts with its Customers are technically short-term in nature (i.e., month-to-month arrangements) in accordance with ASC 606 as stated in the “Revenue Recognition” section of the Accounting Policy footnote. While the customer has the right to terminate or cancel with 30 days’ notice, such contracts are generally extended for multiple years as evidenced by the strong customer retention KORE has experienced. Additionally, KORE appreciates the opportunity to add clarification of the cancellation and termination provisions within its Contracts with Customers. KORE has added a sentence on pages 239 and F-37 noting “Customers generally may cancel with 30 days’ notice without substantive cost or fees.”

35.

We note that you account for device and other hardware sales as separate contracts since the customer is not obligated to purchase additional services when committing to the purchase of any products. Please tell us how you considered ASC 606-10-25-9 when concluding the contracts should be accounted for separately.

Response:

The Registrant acknowledges the question and respectfully advises the Staff how KORE considered the Contract Combination guidance in ASC 606-10-25-9 in our evaluation of accounting for its Contracts with Customers. Connectivity services customers may purchase additional products and services at their discretion. SIM cards are the most commonly purchased product; however, customers may purchase other communications hardware from KORE as well. While a SIM card and/or a communications device is generally required for Connectivity services, a customer may provide its own SIM cards and devices and register them on the KORE platform. Therefore, such products are not always purchased from KORE in combination with a Connectivity contract. Thus, each request for connectivity made on the KORE platform is considered a contract for accounting purposes, while each purchase order issued for products is considered a contract for accounting purposes. KORE then considered ASC 606-10-25-9 in concluding whether these contracts should be combined as follows:

•

The contracts are negotiated as a package with a single commercial objective: ASC 606-10-25-9 (a) – The Connectivity Contract is not reliant on any Hardware contract also procured by or with the Customer. Although KORE does manage its business lines as a whole, as noted above, KORE does not negotiate its Connectivity and Hardware contracts together as a package with a single commercial objective. Instead, the components of those contracts are intended to stand on their own, and the pricing is not interdependent, as discussed below.

•

The amount of consideration to be paid in one contract depends on the price or performance of the other contract: ASC 606-10-25-9 (b) – The pricing for products and services sold to the same customer is not interdependent nor does consideration received in one contract depend upon the performance of the other contract, even if they are entered into around the same time. Rather, agreed upon pricing between KORE and its Customer are determined separately on separate contractual documents and represent standalone selling price. The performance of a hardware contract is not interdependent on a connectivity contract (e.g. if a customer purchases hardware, delivery of such hardware is not dependent on purchase or maintenance of connectivity) and the performance of a connectivity contract is not interdependent on a hardware contract (e.g. a customer can use its own hardware, or that purchased from a third-party, in respect of its connectivity contract).

•

The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22: ASC 606-10-25-9 (c) – Connectivity and hardware sold by KORE are distinct performance obligations. As such, goods or services on separate contracts are unlikely to be combined to form a single performance obligation.

36.	Please disclose the estimates, method and assumptions used to determine standalone selling price for each performance obligation. Refer to ASC 606-10-50-20(c).

Response:

The Registrant respectfully responds to the Staff’s request to disclose the estimates, methods and assumptions used to determine standalone selling price for each performance on pages 239 and F-38 by adding the following language to its disclosures: “If a contract contains more than one performance obligation, the Company allocates consideration to each performance obligation based on the standalone selling price of each performance obligation. Standalone selling prices are based on analyses performed by management based on readily observable prices or utilizing a cost-plus-margin approach. Hardware prices generally have readily observable prices in the market. Deployment services, warehouse management services, and connectivity standalone selling prices were determined utilizing a cost-plus-margin approach with primary assumptions including KORE’s profit objectives, internal cost structure, effects of customization of products, and current market trends.”

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Neil Whoriskey at (212) 530-5933.

Very truly yours,

/s/ Neil Whoriskey
Neil Whoriskey

cc:	Nicholas Robinson, King Pubco, Inc.

Michael Palmer, Cerberus Telecom Acquisition Corp.

Christopher Holt, Cerberus Capital Management, L.P.

Jake Hansen, Cerberus Capital Management, L.P.

Romil Bahl, KORE Wireless Group

Puneet Pamnani, KORE Wireless Group

Jennifer Lee, Kirkland & Ellis LLP